Exhibit 99.1

news release

Hydro One releases revised executive compensation framework

TORONTO – March 8, 2019 –Hydro One announced today that the Province of Ontario’s Management Board of Cabinet has approved a revised executive compensation framework.

With this approval, Hydro One’s Board of Directors will now continue with its CEO selection process.

The revised framework can be viewed at www.hydroone.com/compensation.

About Hydro One Limited

We are Ontario’s largest electricity transmission and distribution provider with almost 1.4 million valued customers, over C$26.4 billion in assets and 2018 annual revenues of over C$6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Through Hydro One Telecom Inc.’s extensive fibre optic network, we also provide advanced broadband telecommunications services on a wholesale basis. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

For further information: Media: Jay Armitage, Corporate Communications,

media.relations@hydroone.com, 416-345-6868; Investors: Omar Javed, Investor Relations,

investor.relations@hydroone.com, 416-345-5943